S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 05-09

  March 25, 2009

EXPLORATION PROGRAM UNDERWAY - LOS ZORROS GOLD PROJECT, CHILE

SAMEX has resumed exploration work at its Los Zorros gold project in Chile.  The work will build upon and advance the numerous quality targets identified during the Phase I program, with particular focus on the Company’s high-grade gold discovery within the Nora target area (previously reported in News Releases No. 2-05, No. 8-05, No. 9-05).  SAMEX will also advance the Cinchado target area that includes the old San Pedro gold mine (see Target IV in News Release No. 1-04).

The Los Zorros project encompasses a large (80 square kilometers), highly prospective district of historic gold workings/mines.  As reported in previous news releases, Phase I exploration yielded significant results including:

•

Nora

-DDH-N-04-05, 15.96 g/mt gold over 7.66 meters (0.51 oz/mt gold over 25.12 ft.)

-trenches TN-9 0.757 g/mt gold over 131 meters, TN-3 0.558 g/mt gold over 117 meters

•

Milagro

-DDH-ML-04-01, 2.579 g/mt gold over 4.4 meters.

•

West Florida

-trench TMW-10, 0.405 g/mt gold over 138 meters.

•

Cinchado

-values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

These encouraging results provide important guides for the current exploration that is focused on designing future exploration drilling programs.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.  More detailed information concerning the specific target areas will be reported in upcoming news releases.

During Phase I exploration work, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company will be using the historic names of the various mines and landmarks for reference in exploration updates as follows:

•

Exploration Area I

= Lora and Lora S.E.

•

Exploration Area II

= Milagro, Milagro Pampa, Florida and West Florida.

•

Exploration Area III

= Nora

•

Exploration Area IV

= Cinchado

•

Exploration Area V

= Salvadora

•

Exploration Area VI

= Colorina

•

Exploration Area VII

= Virgen del Carmen

A graphics plate including maps and photos can be viewed at the SAMEX web site to provide an overview of the large Los Zorros gold project (see: www.samex.com/Coreshack/Chile/L-Z/LZ-OV-w.pdf ).

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.